

April 7, 2021

Takumi Kitamura
Executive Managing Director and Chief Financial Officer
Nomura Holdings, Inc.
9-1 Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

> **Re: Nomura Holdings, Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2020**
> **Filed June 30, 2020**
> **Form 6-K for the Month of March 2021**
> **Filed March 29, 2021**
> **File No. 001-15270**

Dear Mr. Kitamura:

We have reviewed your March 16, 2021 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 6-K Filed March 29, 2021

Exhibit 1. News Release: Possible Loss Arising From Business Activities

1.   You disclose a possible loss of approximately $2 billion from transactions between one of your US subsidiaries and a US client. Please tell us:
   • The name of this US client and your US subsidiary with the possible loss.
   • When you first entered into a business relationship with this client and the nature and results of your risk assessment you performed at that time.
   • How your exposure with this client and your related risk management activities evolved over time.
   • The nature of the transactions with this client and explain what is causing the possible loss.

- The exposure from this client at the time of this possible loss and at both December 31, 2020 and March 31, 2020.
- Where and how the related financial instruments underlying this exposure are reflected on your balance sheet and in the financial statement footnotes in your December 31, 2020 Quarterly Securities Report furnished in your February 25, 2021 Form 6-K and in your March 31, 2020 Form 20-F.
- Whether and, if so, how you hedged this exposure, including how it is reflected on your balance sheet and in the financial statement footnotes in the reports identified in the preceding bullet.
- How you considered the apparent concentration risk with this client in the disclosures in the reports identified in the second preceding bullet.

You may contact Mark Brunhofer at 1-202-551-3638 or Michelle Miller at 1-202-551-3368 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance